UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41324

AKANDA CORP.

(Name of registrant)

c/o Gowling WLG

100 King St. W, Suite 1600

Toronto, ON M5X 1G5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F      ☐ Form 40-F

This Report on Form 6-K of Akanda Corp. (the “Company”) (1) includes a Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the six months ended June 30, 2026 and 2025 and (2) attaches as Exhibit 99.1 the unaudited interim condensed consolidated financial statements and related notes of the Company as of and for the six months ended June 30, 2026.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this Report on Form 6-K, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “might”, “will”, “should”, “believe”, “expect”, “could”, “would”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this Report on Form 6-K under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our other filings with the Securities and Exchange Commission from time to time, including under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this Report on Form 6-K, including among other things:

●	our limited operating history;

●	the successful integration of First Towers into our business, and growth of that business;

●	the recent discontinuation of our cannabis business segment;

●	unpredictable events and associated business disruptions;

●	exposure to product liability claims and actions;

●	damage to our reputation due to negative publicity;

●	risks associated with product recalls;

●	the viability of our product offerings;

●	our ability to attract and retain skilled personnel;

●	maintenance of effective quality control systems;

●	regulatory compliance risks;

●	increased competition in the markets in which we operate and intend to operate;

●	risks associated with expansion into new jurisdictions including our new operations in Mexico through our First Tower subsidiary;

●	our ability to obtain and maintain adequate insurance coverage;

●	our ability to identify and integrate strategic acquisitions, investments and partnerships and to manage our growth;

●	our ability to raise capital and the availability of future financing;

●	global economy risks;

●	our ability to maintain the listing of our securities on The Nasdaq Capital Market; and

●	other risks and uncertainties, including those listed under the caption “Risk Factors” in our reports and filings we make with the SEC from time to time.

These risks could cause actual results to differ materially from those implied by the forward-looking statements contained in this Report on Form 6-K or other filings of the Company.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this Report on Form 6-K. The forward-looking statements contained in this Report on Form 6-K are not guarantees of future performance, and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this Report on Form 6-K, they may not be predictive of results or developments in future periods.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Any forward-looking statement that we make in this Report on Form 6-K speaks only as of the date of this Report on Form 6-K. Except as required by applicable law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this Report on Form 6-K, whether as a result of new information, future events or otherwise, after the date of this Report on Form 6-K.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of the Company’s consolidated results of operations and financial condition. This discussion and analysis should be read together with our unaudited interim condensed consolidated financial statements and related notes as of June 30, 2026 included elsewhere in or attached as an exhibit to this Report on Form 6-K, and the audited consolidated financial statements and related notes as of December 31, 2025 of our company and our predecessor companies included in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2026. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements” above. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in the Annual Report on Form 20-F.

OVERVIEW

Our fiscal year begins on January 1 and ends on December 31. Unless otherwise noted, references to year pertain to our fiscal year. For example, 2025 refers to fiscal 2025 which is the period from January 1, 2025 and to December 31, 2025.

Our Unaudited Condensed Interim Consolidated Financial Statements for the six months ended June 30, 2026 and 2025, respectively, for Akanda Corp. as a group (the “Akanda Group”), have been prepared in accordance with International Financial Reporting Standards (IFRS) and are presented in millions of US dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

We have derived the consolidated statements of operations data for Akanda Group for the six months ended June 30, 2026 and 2025, respectively, and the consolidated financial position information as at June 30, 2026 and 2025, respectively, were derived from Akanda Group’s Unaudited Condensed Interim Consolidated Financial Statements to be published as Exhibit 99.1 of Form 6-K.

Akanda was incorporated in the Province of Ontario, Canada on July 16, 2021 in connection with the plan of Halo to reorganize its medical cannabis market focused international business assets. On November 3, 2021, Akanda acquired Cannahealth, which owned all the issued and outstanding equity interests of Canmart and Bophelo Holdings, which, in turn, owned all the issued and outstanding equity interests of Bophelo. As a result of the Acquisition, both Bophelo and Canmart became our indirect wholly-owned subsidiaries. On April 29, 2022, Akanda Group, through its wholly owned subsidiary, Cannahealth, acquired Holigen, which owned all the issued and outstanding equity interests of RPK Biopharma, Unipessoal, LDA, a company incorporated under the laws of Portugal (“RPK”). As a result of the acquisition, RPK became our indirect wholly-owned subsidiary.

As a result of Bophelo’s liquidation, during the year ended December 31, 2022, Bophelo ceased operations and we derecognized its assets and have since determined that it is no longer a significant subsidiary. We will continue to report about Bophelo, until such time as our inquiry into the liquidation confirms that the process is complete. In March 2024, Akanda Group sold RPK.

On August 19, 2025, Akanda acquired First Towers & Fiber Corp. (“First Towers”) in exchange for newly authorized Class A Special Shares and Class B Special Shares and cash payable over time as evidenced by a promissory note, and the restructuring and assumption of certain indebtedness of First Towers. See “Acquisition of First Towers and Related Transactions.”

As a result of Canmart’s liquidation, during the year ended December 31, 2025, Canmart ceased operations and we derecognized all its assets and liabilities and have since determined that it is no longer a significant subsidiary.

We have consolidated all our then-subsidiary companies, Cannahealth in Malta, Bophelo in the UK, Holigen in Portugal, 1371011 B.C. Ltd and 1468243 B.C. Ltd in Canada, and First Towers in Mexico, in the Akanda Group Unaudited Condensed Interim Consolidated Financial Statements and financial information presented on June 30, 2026.

On August 26, 2025, January 12, 2026 and April 13, 2026, Akanda Group implemented a 1-for-3.125 Reverse Stock Split, a 1-for-5 Reverse Stock Split and a 1-for-4.5 Reverse Stock Split on its common shares, respectively. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded to the nearest whole number. All share and per share data in this management’s discussion and analysis and the Unaudited Condensed Interim Consolidated Financial Statements for the years ended June 30, 2026 and 2025 have been retroactively restated to reflect the effect of the Reverse Stock Split.

CESSATION OF CANNABIS BUSINESS

On September 24, 2026, our Board of Directors determined that it was no longer going to pursue the cultivation of cannabis or any future cannabis-related businesses, including its planned development of Tetrahydrocannabinol (THC) and cannabidiol (CBD) facilities at the Canadian THC and CBD farming facility located at 1900 Ferne Road, Gabriola Island, British Columbia BC Property (the “BC Property”), and is instead going to focus its business efforts on the growth and management of its First Towers subsidiary, and potentially other business targets.

Accordingly, we declined to pay the next option payment due under the amended and restated option to purchase agreement with 1107385 B.C. LTD., as further amended on September 24, 2025 (the “BC Option Agreement”), pursuant to which we originally acquired an option to purchase the BC Property. As a result, the Company’s right to acquire or use the BC Property under the BC Option Agreement has been terminated. The Company had not cultivated any product from the BC Property.

Investors should not factor in the prospects, revenue potential, growth expectations, or any other anticipated contributions of our former cannabis segment when evaluating us or our business. Any prior disclosures, forward-looking statements, projections, or expectations relating to our cannabis cultivation, manufacturing, or distribution operations, including any statements regarding anticipated revenues, market opportunities, regulatory approvals, licensing, product development, or expansion in the cannabis industry, are no longer relevant to our future performance and should not be relied upon. Our business scope is now substantially narrower than previously disclosed, and our future results of operations will not reflect the contributions we previously anticipated from our cannabis segment.

The discontinuation of our cannabis business may result in residual costs, liabilities, and other adverse consequences. We may incur wind-down costs related to the termination of the BC Option Agreement, including any remaining contractual obligations or payments that may be due, which may be substantial. We may also face stranded costs related to prior investments in the cannabis segment, including the option payments and milestone payments we previously made under the BC Option Agreement totaling approximately $3.6 million. In addition, we may incur administrative costs associated with exiting the cannabis business. We will also lose the benefit of the hemp license we obtained from Health Canada in September 2024, which required the payment of a $750,000 milestone payment.

Furthermore, the discontinuation of our cannabis segment may negatively affect our reputation and relationships with investors, partners, and other stakeholders who invested in or engaged with us based on our previously disclosed cannabis business strategy. Our decision to exit the cannabis industry represents a significant strategic shift. Our future success is now substantially dependent on our First Towers subsidiary and any other business targets we may pursue, and there can be no assurance that these businesses will be successful or will compensate for the loss of our cannabis segment. As a result, our overall business risk profile has changed materially, and investors should evaluate us and our business solely on the basis of our continuing operations, principally our telecommunications infrastructure business through First Towers.

ACQUISITION OF FIRST TOWERS AND RELATED TRANSACTIONS

On March 5, 2025, we entered into a Share Exchange Agreement (the “SEA”) with First Towers and the common shareholders of First Towers (the “Shareholders”). Subject to the terms and conditions set forth in the SEA, as amended as of August 19, 2025, the parties agreed to enter into a business combination transaction (the “First Towers Transaction”), pursuant to which, among other things, all of the common shares of First Towers were exchanged for either (a) our (i) newly authorized Class A Special Shares of the Company (the “Class A Special Shares”), that convert into an aggregate number of common shares of the Company equal to 19.9% of the common shares of the Company issued and outstanding at the closing of the Transaction and (ii) newly authorized Class B Special Shares of the Company (the “Class B Special Shares” and, with the Class A Special Shares, the “Special Shares”), that convert into the remaining Purchaser Shares otherwise issuable to the Shareholders under the amended SEA, or (b) cash payable over time and evidenced by a promissory note (the “Consideration Note”), and First Towers continued as a wholly owned subsidiary of the Company.

The Company’s Board of Directors and its executive officers as of immediately prior to the closing of the Transaction remained, while management of First Towers, as a wholly-owned subsidiary of the Company, included Christopher Cooper, President, Francisco Juarez, VP and Chief Operating Officer, and Edgar Contreras, Country Manager.

In connection with the Transaction, at the closing, the Company entered into a Debt Settlement Agreement (the “PGC DSA”) and a Convertible Promissory Note (the “PGC Note”) with PGC Finco Inc. (“PGC”), and a Debt Settlement Agreement (the “Dunstan DSA”) and a Convertible Promissory Note (the “Dunstan Note”) with Dunstan Holdings Ltd. (“Dunstan”).

Pursuant to the PGC DSA, in satisfaction of all indebtedness of First Towers to PGC through the Closing, the Company assumed indebtedness of First Towers in the aggregate principal amount of US$4,153,078 which is evidenced by the PGC Note, and the Company paid to PGC a cash payment of $500,000 and issued to PGC, 24,762 Class B Special Share.

Pursuant to the Dunstan DSA, in satisfaction of all indebtedness of First Towers to Dunstan through the Closing, the Company assumed indebtedness of First Towers in the aggregate principal amount of US$756,917 which is evidenced by the Dunstan Note, and the Company issued to PGC 7,787 Class B Special Shares.

Each of the PGC Note and the Dunstan Note (collectively, the “Notes”) has a maturity date of August 19, 2031, has an interest rate of 8-1/2% per annum payable semiannually in arrears, and are secured by all of the assets of the Company. The Notes are subject to customary events of default.

Each Note may be converted from time to time by either the Company or the holder of the Note, into common shares of the Company, subject to first obtaining approval from the shareholders of the Company at the Second Shareholder Meeting. The conversion price shall be a price per share equal to the greater of (a) $6.12 and (b) a ten percent discount to the seven-trading day VWAP immediately prior to receipt of the conversion notice.

Also in connection with the Transaction, at the closing, the Company entered into the Consideration Note with a Shareholder. The Consideration Note was issued in the principal amount of US$14,133,966. It has a maturity date of August 19, 2027 and has an interest rate of 16% per annum payable quarterly. In addition, the Company paid to the holder of the Consideration Note a commitment fee of $424,018.98.

The Consideration Note is secured by all of the assets of the Company pursuant to a General Security Agreement dated as of August 19, 2025, but such security interest has been subordinated to the Notes and the security interest held by PGC and Dunstan. Since its issuance, the Company prepaid approximately $8.5 million of the Consideration Note, including payment made to interest.

RESULTS OF OPERATIONS

The discussion below summarizes Akanda Group’s consolidated historical operation results.

During the year ended December 31, 2025, Akanda Group evaluated the current state of Canmart and determined to discontinue and cease its UK operation. As a result, Akanda Group accounted for the operating results of Canmart, which was a net loss of $26,013, as a discontinued operation during the year ended December 31, 2025 and has reclassified the operating results of Canmart as a discontinued operation for the year ended December 31, 2024.

Six Months Ended June 30, 2026 Compared to the Six Months Ended June 30, 2025

The following table sets forth key components of Akanda Group’s results of operations for the six months ended June 30, 2026 compared to the six months ended June 30, 2025.

	Six months ended
	June 30,
	2026	2025
Sales	$404,394	$—
Cost of sales	(327,803)	—
Gross Profit	76,591	—

Operating expenses
Depreciation and amortization	211,168	84,788
Consulting and professional fees	518,867	863,287
Personnel expenses	512,657	226,822
General and administrative expenses	3,652,167	315,859
Total operating expenses	4,894,859	1,490,756

Operating loss	(4,818,268)	(1,490,756)

Other (expense) income:
Finance income	—	38,116
Finance expense	(820,127)	(17,749)
Foreign exchange gain (loss), net	(417,418)	44,521
Gain (loss) on debt settlement	(120,623)	21,575
Other income	126	—
Transaction costs	(70,000)	—
	(1,428,042)	86,463

Net loss from continuing operations	(6,246,310)	(1,404,293)
Gain from discontinued operation	—	589,292
Net loss	$(6,246,310)	$(815,001)
Translation adjustment	448,282	122,144
Comprehensive loss	$(5,798,028)	$(692,857)

Net loss attributable to:
Shareholders of the Company	$(6,196,557)	$(815,001)
Non-controlling interest	(49,753)	—
	$(6,246,310)	$(815,001)
Net comprehensive loss attributable to:
Shareholders of the Company	$(6,152,223)	$(692,857)
Non-controlling interest	354,195	—
	$(5,798,028)	$(692,857)

Loss per share from continuing operations – basic and diluted	$(11.80)	$(45.54)
Loss per share – basic and diluted	$(11.80)	$(26.43)
Weighted average common shares outstanding	525,042	30,840

Revenue

The revenue of $404,394 for the six months ended June 30, 2026 as compared to $nil for 2025 came from the Akanda Group’s First Towers’s operations in Mexico. The revenue increase in 2026 was mainly the result of the acquisition of First Towers in August 2025. First Towers generate revenue from leasing its fiber optic networks and telecommunication towers.

Cost of Sales

Akanda Group’s cost of sales increased from $nil in 2025 to $327,803 in 2026. The increase is directly related to the increase in sales activities and costs on maintenance and services on telecom towers during the current period since the acquisition of First Towers, as compared to no sales during the same period in the prior year when we did not own First Towers.

Amortization and Depreciation

Amortization and depreciation expenses increased from $84,788 for 2025 to $211,168 for the six months ended June 30, 2026. The increase in the amortization and depreciation expenses recorded during the six months ended June 30, 2026 was mainly attributable to the depreciation of First Tower assets held in Mexico and leased assets in the current period as compared to the same period in the prior year.

Consulting and Professional Fees

The consulting and professional fees incurred decreased from $863,287 in 2025 to $518,867 for the six months ended June 30, 2026. This decrease in consulting and professional fees resulted from lower fees incurred during the current period as compared to the same period in the prior year. Consulting and professional fees incurred were mainly related to the engagement of various professional advisors and consultants in relation to Akanda’s completion of financings.

Personnel Expenses

The Akanda Group incurred personnel expenses of $820,127 for the six months ended June 30, 2026 compared to $226,822 for 2025. The increase in personnel expenses was due to the change in management and increase in key personnel during the current period as compared to the same period in the prior year.

General and Administration Expenses

The Akanda Group incurred general and administration expenses of $3,652,167 and $315,859 for the six months ended June 30, 2026 and 2025, respectively. These costs consisted mainly of IR related expenses and a broad range of site related operational expenses such as utilities, fuel costs, import duties, security expenses, repairs and maintenance and consumables and office related operational expenses for its day to day business activities. During the six months ended June 30, 2026, these costs increased compared to the same period in the prior year which was mainly due to increased marketing and promotional activities of Akanda Group and also the result of the acquisition of First Towers in August 2025.

Interest Expense

The Akanda Group incurred interest expenses of $825,409 for the six months ended June 30, 2026 compared to interest expense of $17,749 for 2025. The increase in expenses during the six months ended June 30, 2026 was mainly due to a large amount of interest paid or accrued from secured promissory notes, secured convertible debentures and loans assumed by Akanda Group as a result of the acquisition of First Towers as compared to the same period in the prior year when we did not own First Towers.

Interest income

Interest income for the six months ended June 30, 2026 was $nil compared to $38,116 for 2025. The decrease was mainly due to the elimination of the interest receivable for a bridge loan the Company made to First Towers in 2024 as a result of its acquisition in 2025 and derecognition of Canmart’s interest receivable for a bridge loan to Cellen Life Sciences Limited and Cellen Biotech Limited pursuant to the Company ceasing its UK operation.

Foreign Currency Translation

The foreign exchange gain (loss) is recognized on the translation of the consolidated financial statements from their functional currencies to United States Dollar. The Euro is the functional currency for our former Cannahealth and Holigen businesses, Mexican Peso is the functional currency of our CT Mexico and CT&FO Mexico subsidiaries, and Canadian dollars is the functional currency of Akanda, 1371011 B.C. Ltd. and First Towers while the United States Dollar is its reporting currency. The exchange gains and losses have not been incurred on any transactions or balances held by these companies in a different currency.

Net Loss and Total Comprehensive Loss

For the six months ended June 30, 2026 and 2025, respectively, the Akanda Group incurred a net loss of $6,246,310 and $815,001, respectively, and a comprehensive loss of $5,798,028 and $692,857, respectively, which consisted primarily of depreciation and amortization of $211,168 and $84,788, respectively, consulting and professional fee expenses of $518,867 and $863,287, respectively, personnel expenses of $512,657, and $226,822, respectively, general and administrative expenses of $3,652,167 and $315,859, respectively, and gain from discontinued operation of $nil and $589,292, respectively. The significant increase in loss for the six months ended June 30, 2026 as compared to the same period in the prior year was mainly due to the higher operating results of Akanda Group incurred during the six months ended June 30, 2026.

LIQUIDITY AND CAPITAL RESOURCES

Akanda did not generate material revenues in 2025, as a result of shutting down its Canmart operations, and never generated any revenues from its then-planned British Columbia farming facility. Furthermore, although Akanda is generating revenues as a result of its 2025 acquisition of First Towers, there can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements.

As a result of cash on hand and revenues from First Tower, as of June 30, 2026, the Company had approximately $755,238 in cash and cash equivalents; and the Company believes such amount, with expected future revenues but excluding any proceeds from any future capital raise, will be sufficient to operate the Company as it is currently being operated at a current burn-rate for up to approximately five months.

To the extent that revenue generated by First Towers, and funds previously generated from any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that our revenues will increase or that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment.

Cash Flows

The Akanda Group’s principal liquidity requirements are for corporate operating expenses, working capital and capital expenditures. Historically, we have funded our liquidity requirements primarily through shareholder loans, loans from third parties and from the issuance of shares. We did not have, during the reporting period, and we do not currently have any contractual obligations for ongoing capital expenditures.

The following table summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2026:

	Six Months Ended June 30, 2026
	2026	Change	2025
Cash provided by (used in) operating activities	$(3,194,676)	$(2,819,072)	$(375,604)
Cash provided by (used in) investing activities	$(3,269,058)	$(3,269,231)	$173
Cash provided by (used in) financing activities	$6,774,048	$7,296,454	$(522,406)

Cash Flows from Operating Activities

For the six months ended June 30, 2026, Akanda Group’s cash flow from operating activities increased by $2,819,072 due to higher corporate expenses incurred mainly from IR related expenses recognized during the current period as well as changes in working capital relating to increase in accounts receivable, decrease in prepayments, increase in trade and other payables and increase in due to related parties.

Cash Flows from Investing Activities

Cash used in investing activities was $3,269,058 for the six months ended June 30, 2026, which were mainly attributable to cash paid as part of consideration for the acquisition of First Towers and additional purchases or costs for fiber optic projects and telecommunication towers. The cash provided by investing activities during the six months ended June 30, 2025 was mainly attributable to loan repayment, offset by cash surrendered on loss of control of Canmart.

Cash Flows from Financing Activities

Cash provided by financing activities was $6,774,048 for the six months ended June 30, 2026, which was mainly attributable to the proceeds from notes financing, as discussed below, and partially offset by repayment of loan interest, lease payments and financing costs. Cash used in financing activities during the six months ended June 30, 2025 was mainly attributable to repayment of loans to related parties and third parties and advances to First Towers, partially offset by proceeds from a private offering, as discussed below.

Share Capital and Financing

During the six months ended June 30, 2026, Akanda Group completed the following financing:

(i)	On January 21, 2026, the Company closed the Securities Purchase Agreement entered on January 20, 2026 with certain institutional investors to issue and sell to each of the September Investors a convertible promissory note for gross proceeds of $7,000,000. No notes were converted during the six months ended June 30, 2026.

During the six months ended June 30, 2025, Akanda Group completed the following financing:

(i)	On March 26, 2025, pursuant to a series of subscription agreement entered with investors on March 21 and 24, 2025, Akanda Group completed its private offering with the issuance of 3,250 common shares at a subscription price of $98.44 per share for gross proceeds of $320,000.

Short Term Loan

No new loans were received during the six months ended June 30, 2026 and 2025.

Disclosure of Contractual Arrangements

On June 30, 2026, Akanda Group was committed to minimum lease payments as follows:

	Less than One Year	1 - 5 Years	Over 5 Years
Contractual Obligation
Office lease	$72,000	$—	$—
Tower leases	42,232	212,184	69,172
Total	$114,232	$212,184	$69,172

The amounts above are undiscounted and include the total amounts due, including the interest component, that has been reclassified to accounts payable.

Pursuant to the BC Option Agreement, the Company agreed to pay to 1107385 BC Ltd the Value (as defined below) in cash from the proceeds of the Company’s next capital raising transaction from the date of its last amendment. For purposes hereof, “Value” means the U.S. dollar amount calculated as follows: (i) the product of the number of Ordinary Shares multiplied by the closing price of the Ordinary Shares on the Nasdaq Capital Market (or such other trading market or quotation system such shares are then traded or quoted) on the date of registration of certain shares of the Company held by 1107385 BC Ltd, and (ii) subtracting the result of subsection (i) from US$600,000. As of the date of this Report on Form 6-K, the Company has not registered any of such shares or made any such payment to 1107385 BC Ltd.

SUBSEQUENT EVENTS

Subsequent to the six month ended June 30, 2026 and up to August 26, 2026, pursuant to the conversion of January Note (note 14) and its interest, the Akanda Group’s issued a total of 1,030,000 common shares, of which 250,000 common shares had a conversion price of $5.7150, 670,000 common shares had a conversion price of $4.2585, 50,000 common shares had a conversion price of $4.5815 and the remaining 60,000 common shares had a conversion price of $5.4825, for a total aggregate amount of $4,839,970.

Also, subsequent to June 30, 2026, Katie Field resigned as Interim Chief Executive Officer, Executive Director and from all other positions with the Company and its subsidiaries, effective September 3, 2026. Also effective September 3, 2026, the Company’s Board of Directors appointed Christopher Cooper, an existing director of the Company and President of First Towers and Fiber Corp., as Chief Executive Officer. The Company disclosed the management change in a Form 6-K filed with the SEC on September 9, 2026. The management change did not result in any adjustment to the unaudited condensed interim consolidated financial statements.

See also “-CESSATION OF CANNABIS BUSINESS” above.

Exhibit No.	Description
99.1	Interim Condensed Consolidated Financial Statements as of June 30, 2026
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: September 30, 2026	By:	/s/ Christopher Cooper
		Name:	Christopher Cooper
		Title:	Chief Executive Officer and Director